SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. N/A)


                          WASATCH INTERACTIVE LEARNING
                                   CORPORATION
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                     936794
                                 (CUSIP Number)


                             Elliot H. Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 20, 2000
             (Date of Event Which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 5 pages


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                                                                     Page 2 of 5

CUSIP No. 936794               SCHEDULE 13D
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1)     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Johnny R. Thomas

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2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                    (b) [ ]

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3)     SEC USE ONLY

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4)     SOURCE OF FUNDS
       PF

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5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [ ]

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6)     CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

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                         7)   SOLE VOTING POWER
                               745,824.
                         -------------------------------------------------------
NUMBER                   8)   SHARED VOTING POWER
OF SHARES                      0
BENEFICIALLY             -------------------------------------------------------
OWNED BY                 9)   SOLE DISPOSITIVE POWER
EACH                           745,824.
REPORTING                -------------------------------------------------------
PERSON WITH              10)  SHARED DISPOSITIVE POWER
                               0

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     745,824

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.6%

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14)  TYPE OF REPORTING PERSON
     IN

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                                                                     Page 3 of 5

Item 1. Security and Issuer.

     This Schedule relates to shares of common stock, $0.001 par value (the "Common Stock"), of Wasatch Interactive Learning Corporation, a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5250 South Commerce Drive, Salt Lake City, Utah 84107.

Item 2. Identity and Background.

     (a) This Statement is filed on behalf of Johnny R. Thomas.

     (b) The address of the Reporting Person is c/o Falcon Financial Group, LLC, 1700 West Horizon Ridge Parkway, Suite 202, Henderson, NV 89012.

     (c) The principal occupation of Johnny R. Thomas is private investor and real estate.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Johnny R. Thomas is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person established and capitalized each of the entities described in Item 5 below for estate planning purposes between l994 and l999, prior to any investment in or contact with the Issuer. Each entity had its own existing funds to make investments consistent with their separate goals and objectives.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the shares and of Common Stock and warrants for investment purposes. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer and does not have any plans or proposals to engage in any other extraordinary actions with the Issuer.


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                                                                     Page 4 of 5

Item 5.  Interest in Securities of the Issuer.

     (a) Johnny R. Thomas beneficially owns 745,824 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock of the Issuer.(1)

     (b) Johnny R. Thomas has, or will have within the next 60 days, sole voting and dispositive power with respect to 745,824 shares of Common Stock, including shares underlying 142,586 currently exercisable Class A Common Stock Purchase Warrants ("Warrants"). He does not share the power to vote or dispose of any other shares of the Issuer. The securities are held of record by the following entities established by Mr. Thomas for estate planning purposes: (1) JRT Trust (142,167 shares of Common Stock; 27,234 Warrants); (2) Estancia, LLC (100,000 shares of Common Stock; 37,122 Warrants); (3) Falcon Financial Group, LLC
(122,000 shares of Common Stock; 8,000 Warrants); (4) Manzano Limited Partnership (110,071 shares of Common Stock; 44,230 Warrants); and (5) Meadow Lark Holding LLC (129,000 shares of Common Stock; 26,000 Warrants).

     (c) The Reporting Person has, in the past sixty days, engaged in the following transactions involving shares of Common Stock of the Issuer:

          (i) The following shares of Common Stock and Warrants reported on this form were acquired from the Issuer in a private placement on or about February 29, 2000, as part of a $950,000 private placement of 158,334 shares of Common Stock sold at $6.00 per share plus 31,667 Warrants:

                                            Common Stock          Warrants
         JRT Trust                             56,667             11,335
         Estancia, LLC                         33,333              6,667
         Manzano Limited                       26,667              5,334
            Partnership
         Falcon Financial Group LLC            20,000              4,000

          (ii) The following entities purchased shares on the NASD's OTC Bulletin Board:

                                           Common Stock         Price
         JRT Trust                            6,000          $5 - 6/share
         Falcon Financial                     6,000          $5 - 6/share
            Group, LLC

          (d) and (e) N/A.

--------
     (1) Based on 7,658,334 Shares of the Issuer outstanding as of April 10, 2000, plus 142,586 shares issuable upon currently exercisable stock warrants.


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                                                                     Page 5 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person disclaims beneficial ownership of any additional shares of Common Stock or Warrants held by various entities established by Mr. Thomas for estate planning purposes, and any shares or Warrants held by his wife with her own pre-marital assets, all of which Mr. Thomas does not have or share power to vote or dispose of the shares or Warrants.

Item 7.  Material to be Filed as Exhibits.

            None
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2000                                  /s/ Johnny R. Thomas
                                                       -------------------------
                                                           Johnny R. Thomas